UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-K   |_| Form 20-F    |_| Form 11-K   |X| Form 10-Q
              |_|Form N-SAR   |_| Form N-CSR

For period ended:  March 31, 2010

|_| Transition report on Form 10-K
|_| Transition report on Form 20-F
|_| Transition report on Form 11-K
|_| Transition report on Form 10-Q
|_| Transition Report on Form N-SAR

For the transition period ended:_____________________________

  Read instruction (on back page) before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

Part I - Registrant Information

Corporate Resource Services, Inc.
Full name of registrant

160 Broadway, 11th Floor
Address of Principal Executive Office

New York, New York 10038
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Corporate Resource Services, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for its quarter ended March 31, 2010 (the "Form 10-Q") within the prescribed time period without unreasonable effort and expense because, due to recent managerial changes as well as a recently completed acquisition, the Company was not able to finalize the financial statements and related disclosures to be included in the Form 10-Q by the filing deadline. The delay in filing this Form 10-Q was not due to any change in or disagreement with the Company's independent registered accounting firm. The Company filed the Form 10-Q on May 18, 2010.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Jay H. Schecter                    (646) 443-2380
               (Name)                  (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       |X| Yes  |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_|No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

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                        Corporate Resource Services, Inc.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 18, 2010                 By: /s/ Jay H. Schecter
                                        ----------------------------------
                                        Name: Jay H. Schecter
                                        Title: Chief Executive Officer

                    Annex A (pursuant to Part IV, Question 3)

The following discussion of changes in results of operations from the quarter ended March 31, 2009 to the quarter ended March 31, 2010 describes certain of the significant changes in the results of operations of the Company that are reflected in the financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

The Company reported that its revenue for the three months ended March 31, 2010, increased $587,000, or 4.5%, to $13,522,000, as compared to $12,935,000 for the same period of the prior year. The Company also reported a net loss for the three months ended March 31, 2010 of ($1,475,000), as compared to a net loss of ($511,000) during the same period of the prior year.

Please see the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on May 18, 2010, for further information and discussion.